SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SE 18005299

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascensus Broker-Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton	Massachusetts	02459
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise M Gingolaski 215-648-5202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street	Philadelphia	PA	19103-3984
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise M. Gingolaski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Broker-Dealer Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHRISTINE TOLLOK, Notary Public
Upper Dublin Township, Montgomery County
My Commission Expires March 25, 2019

Denise M Gingolaski
Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Christine Tollok
Notary Public

Sworn to and subscribed before me this 14 day of Feb 2018.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENSUS BROKER DEALER SERVICES, INC.

(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Ascensus Broker Dealer Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2016.

ASCENSUS BROKER DEALER SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	6,327,614
Accounts receivable		1,556,316
Prepaid expenses		351,349
Membership in exchanges owned, at cost		3,000
Deferred tax asset		7,589
TOTAL ASSETS	$	8,245,868
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to related parties, net	$	1,644,713
Tax provision payable to Holdings		825,337
Accrued expenses		163,420
Total liabilities		2,633,470
Commitments and contingencies (Note 6)		
Common stock, $0.01 par; 100 shares authorized, issued and outstanding		1
Additional paid-in-capital		1,963,322
Retained earnings		3,649,075
Total stockholder's equity		5,612,398
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	8,245,868

The accompanying notes are an integral part of the Statement of Financial Condition.

Notes to Statement of Financial Condition

Note 1: Organization and Operation

Ascensus Broker Dealer Services, Inc. (the "Company") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a wholly owned subsidiary of Ascensus College Savings, Inc. ("Holdings") and incorporated in Delaware. Holdings' other subsidiaries are Ascensus Investment Advisors, LLC ("AIA"), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC ("ACSRS"), a registered transfer agent. Holdings is a wholly owned subsidiary of Ascensus, Inc. ("Ascensus"). Ascensus is a wholly owned subsidiary of AqGen Island Intermediate Holdings, III, Inc. which is a wholly owned subsidiary of AqGen Ascensus, Inc. (the "Ultimate Parent").

The Company has agreements to provide program management, transfer and servicing, and administration services for various college savings programs ("529 Plans"). The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer, and servicing agent functions for these 529 Plans. The Company, AIA, and ACSRS are affiliated through common ownership under Holdings (see Note 3).

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds and FDIC-insured savings accounts or separate accounts ("underlying investments"). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash

Cash includes demand bank deposits only. As of December 31, 2016, the Company had $500,000 of restricted cash that was designated as collateral for any obligations or overdrafts in connection with the bank that performs same day funds settlements through the National Securities Clearing Corporation on behalf of the Company. In the current year, the restriction was no longer required and the Company reclassified the $500,000 as cash during the year ended December 31, 2017.

Accounts Receivable

Accounts receivable is comprised of $73,206 and $1,483,110 of trade receivables and unbilled receivables, respectively. Unbilled receivables are accrued when a service has been provided but such services have not yet been billed to the customer. All accounts receivable are expected to be collected within one year. Management monitors receivable balances from its customers and establishes an allowance for balances when collection appears uncertain to reflect management's best estimate of expected recovery. As of December 31, 2017, there were no accounts where collection appears uncertain. There were no accounts written off during 2017.

Income Taxes

The Company is included in the consolidated federal income tax return of the Ultimate Parent, as well as certain combined or unitary state income or franchise tax returns. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current tax obligations are recorded as receivable from or payable to Holdings. To the extent that the Company does not pay any resulting tax provision to Holdings or receive any resulting tax benefit from Holdings, such provision (benefit) will be deemed a contribution or distribution and be recorded as additional paid-in-capital. The Company did not pay any taxes to Holdings during the year ended December 31, 2017.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, in the provision for income tax expense.

Prepaid Expenses

Prepaid expenses include advance commissions and other upfront fees. As of December 31, 2017, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C shares sold to participants in various 529 plans. These amounts are capitalized and paid by the Company on a weekly basis.

Exchange Membership

The Company's exchange membership, which represents an ownership interest in an exchange and provides the Company with the right to conduct business on the exchange, is recorded at its cost. As of December 31, 2017, the cost of exchange memberships was $3,000.

Financial Instruments

The fair value of cash, accounts receivable and accrued expenses approximate the carrying values due to the short period of time to maturity.

New Accounting Standards

The Company did not adopt any recently issued accounting standards as of December 31, 2017 and there are no recently issued accounting standards that will have a material impact to the Statement of Financial Condition as of December 31, 2017.

Note 3: Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group (see Note 1). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

Transactions with Ascensus

Ascensus pays substantially all the accounts payable and payroll on behalf of the Company and is reimbursed on a regular basis. Ascensus also provides general overhead services to the Company including but not limited to the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged to the Company by Ascensus. As of December 31, 2017, the net amount of cash owed by the Company to Ascensus was $32,971 and is included in Due to related parties, net on the Statement of Financial Condition.

Transactions with Holdings and subsidiaries

In general, the Company, AIA, and ACSRS jointly enter into contracts with State Trustees of the 529 Plans. Under the terms of the contracts, the Company is generally responsible for program management and distribution services for the respective 529 Plans. Fees for services performed for these 529 Plans by the Company, AIA or ACSRS are remitted in the aggregate to the Company, AIA or ACSRS. Pursuant to a documented policy, the Company, AIA, or ACSRS generally share revenue when each company provides services to a 529 Plan. The Company accounts for the AIA or ACSRS portions of payments it receives as pass-through activities and net cash is generally remitted on a monthly basis, in arrears. As of December 31, 2017, the net amount of cash owed by the Company to AIA, and ACSRS was $1,611,742 and is included in Due to related parties, net on the Statement of Financial Condition.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, as amended which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness, as defined. As of December 31, 2017, the Company had net capital of $3,694,144 which was $3,518,579 in excess of its required minimum net capital of $175,565. The Company's net capital ratio is 1.40 to 1.

Note 5: Income Taxes

Federal and state income taxes are calculated as if the Company filed a separate income tax return.
The effective tax rate is 38.05% and varies from the U.S. federal statutory rate of 34% due to the impact of state taxes, net of federal benefit. The Company has a current tax provision payable to Holdings in the amount of $825,337. The deferred tax asset of $7,589 is primarily related to stock-based compensation.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act significantly revised U.S. federal corporate tax law by, among other things, reducing the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. The Company completed its analysis of the Tax Act which resulted in a reduction in the value of certain deferred tax assets and liabilities using the new statutory U.S. federal corporate income tax rate of 21%. The effective tax rate from continuing operations for 2017 includes a net discrete tax provision of $3,649 which relates to the remeasurement of the Company's net deferred tax assets.

The Company has no uncertain tax positions at December 31, 2017 and with few exceptions; the Company is no longer subject to United States federal, state and local income tax examinations by tax authorities for years before 2014.

Note 6: Commitments and Contingencies

The Company's agreements with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

The Company is subject to various claims, lawsuits and other actions that arise in the normal course of business. Management believes that these claims, lawsuits or other actions will not have a material adverse effect on its business or financial condition.

The Company, pursuant to some of its agreements with the States, has annual commitments to either pay cash directly to the State or pay marketing and administrative costs for the respective States. Some of the annual commitments increase annually based on changes in the consumer price index. As of December 31, 2017, the total future contractual commitments for the Company were $5,391,840.

The future annual commitment obligations were as follows:

Year	Amount
2018	$ 1,655,136
2019	1,074,309
2020	1,091,316
2021	764,978
2022	298,801
Therafter	507,300

The total future commitment of Holdings was $17,483,993 of which the remaining amount was allocated to AIA and ACSRS, and is not shown above.

Note 7: Concentrations and Risks

As of December 31, 2017, 82% of total accounts receivable represented three states covering six 529 plans. These plans are subject to renewal on State procurement rules in: (i) 2025 representing 36% of total accounts receivable; (ii) 2021 representing 24% of total accounts receivable; and (iii) 2020 through 2024 representing 21% of total accounts receivable.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Note 8: Subsequent Events

Effective January 1, 2018, the Company was converted into a single member limited liability company incorporated under Delaware law as Ascensus Broker-Dealer Services, LLC. Upon the conversion, there were no material federal or state income tax gains or losses recognized.